ENCORE BRANDS, INC.
502 East John Street
Carson City, NV  89706

June 15, 2010

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Encore Brands, Inc.
Post Effective Amendment to Form S-1
Filed April 7, 2010
File No. 333-156612

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Encore Brands, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-156612), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it intends on filing a new registration statement on Form S-1 registering the securities included therein. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Darrin Ocasio of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

Encore Brands, Inc.

By: /s/ Alex McKean
Name: Alex McKean
Title: Chief Financial Officer